Exhibit 99.1

Sky-mobi Limited Announces Completion of Merger

HANGZHOU, China, November 16, 2016 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated August 22, 2016 (the “Merger Agreement”), among the Company, Amber Shining Investment Limited (“Parent”) and Power Rich Limited. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on November 16, 2016, each of the Company’s shares, par value $0.00005 per share (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the merger was cancelled and ceased to exist in exchange for the right to receive US$0.275 per Share in cash without interest and net of any applicable withholding taxes, and each American depositary share of the Company (the “ADS” and collectively, the “ADSs”), representing eight Shares, was cancelled in exchange for the right to receive US$2.2 per ADS (less a US$0.05 per ADS cancellation fee) in cash without interest and net of any applicable withholding taxes, except for (a) the Shares held by Mr. Michael Tao Song, chairman and chief executive officer of the Company, Xplane Ltd., Mobi Joy Limited, the Company or any of its subsidiaries (including such Shares represented by ADSs) immediately prior to the effective time of the merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Dissenting Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration will be made to ADS holders as soon as practicable after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Market (“NASDAQ”) be suspended beginning at the close of business on November 16, 2016 (New York City time). The Company requested that NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For further information, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com